Stratus Fund, Inc.

6811 S. 27th Street

Lincoln, NE 68512

July 8, 2011

Securities and Exchange CommissionDivision of Investment Management Attn: Kevin Ruppert 100 F Street, N.E. Washington, DC 20549

Re:

Stratus Fund, Inc. Annual Report to Shareholders for the Fiscal Year Ended June 30, 2010 Investment Company Act File No. 811-6259

Dear Mr. Ruppert:

Submitted below are the responses of Stratus Fund, Inc. (the “Fund”) to comments from the staff of the Securities and Exchange Commission (the “Commission”) received June 20, 2011, in connection with the above-referenced filing.  For your convenience, the responses set forth below have been placed in the order in which the staff presented the comments, and the text of each comment is presented in bold italics before each response.

1.  The Management Discussion of Fund Performance (“MDFP”) is too generic.  The Fund should talk about how it’s investment portfolios achieved their performance results for the periods in question.  The performance of the portfolios in comparison to their benchmarks should be addressed in the MDFP.

In future filings, the Fund hereby undertakes to include a discussion of the following in the MDFP:

  Overview of market conditions, including factors that materially affected the performance of the Fund’s investment portfolios (the “Portfolios”) over the past year.
  Portfolio performance for the prior six month and twelve month periods, and a comparison of that performance to the performance of the applicable performance benchmarks for the Portfolios for the same periods.
  Security or sector selections that contributed positively to the performance of the Portfolios.
  Security or sector selections that contributed negatively to the performance of the Portfolios.

2.  The performance line graphs may be confusing.  The line graphs show the performance results of the Fund’s portfolios since inception.  However, the period from inception through June 30, 2000, is shown in the same scale as each of the subsequent annual periods.  Although the line graph may show performance for periods greater than 10 years, the scale of the line graph should not change.

In future filings, the performance line graphs for the Portfolios will cover only the most recently completed ten fiscal years of the Fund.

3.  The first sentence of the first paragraph under the heading “Expense Example” indicates that a shareholder of the Fund could incur costs consisting of sales charges on reinvested dividends.  Please confirm that the Fund imposes sales charges on reinvested dividends, or revise the disclosure to delete references to sales charges on reinvested dividends.

In future filings, the Fund will delete references to sales charges on reinvested dividends in the referenced disclosure.

*       *       *       *

On behalf of the Fund, the undersigned acknowledges that:

  The Fund is responsible for the adequacy and accuracy of the disclosures and it’s filings.
  staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any actions with respect to the Fund’s filings; and
  the Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the securities laws of the United States.

We believe that the foregoing is responsive to the staff’s comments.  If you need further information, you may contact the undersigned at (402) 323-1184.

Sincerely,

/s/ Jon Gross, President